Item 2

ICICI Limited

Performance Review - Nine month period ended Dec. 31, 2000

The Board of Directors of ICICI at its meeting held in Mumbai today, approved the audited accounts of ICICI (NYSE: IC) for the nine month period ended December 31, 2000. The Board also considered the consolidated unaudited US GAAP financial statements of ICICI for the nine month period ended December 31, 2000.

Results - Indian GAAP

In a period marked by environmental constraints on account of the depressed equity capital markets, increase in interest rates and volatile foreign exchange markets, ICICI maintained its profit after tax (excluding extraordinary gains) in the nine month period ended December 31, 2000 at Rs. 794 crore as against Rs. 792 crore in the nine month period ended December 31, 1999. ICICI's profit after tax (excluding extraordinary gains) for the quarter ended December 31, 2000 was Rs. 253 crore compared to Rs. 252 crore in the quarter ended December 31, 1999 (excluding extraordinary gain of Rs. 19 crore (net of tax) on sale of property).

During the nine month period ended December 31, 2000, the profit before net capital gains/(loss) and other income was Rs. 820 crore compared to Rs. 684 crore in the nine month period ended December 31, 1999, resulting in a growth of 20%. The profit after tax for the nine month period ended December 31, 2000 was impacted by the following items:

Adverse impact of Rs. 183 crore on account of lower capital gains- Against a net capital gain of Rs. 180 crore in the nine month period ended December 31, 1999 there was a loss of Rs. 3 crore in the nine month period ended December 31, 2000;

     A higher provisioning requirement of about Rs. 44 crore - Consequent to the revision of the Reserve Bank of India provisioning guidelines whereby sub-standard assets are to be classified as doubtful assets after 18 months of an asset being classified as NPA instead of 24 months; and

     Additional interest expense of about Rs. 63 crore - As ICICI replaced a significant portion of its preference shares by lower-cost borrowings consequent to the increase in the distribution tax rate. Net loans and debentures were Rs. 54,325 crore at December 31, 2000, an increase of 20% compared to December 31, 1999. Shareholders' equity was Rs. 8,812 crore at December 31, 2000, an increase of 10% compared to December 31, 1999.

Results - US GAAP

Net income before change in accounting policy and gain on sale of property decreased 7% to Rs. 608 crore (US$ 130 million) in the nine month period ended December 31, 2000 compared to Rs. 652 crore (US$ 140 million) in the nine month period ended December 31, 1999. Consolidated net income of ICICI reflects 62% of ICICI Bank's net income in the nine month period ended December 31, 2000 compared to 74% of ICICI Bank's net income in the corresponding period last year.

Net interest revenue increased 40% to Rs. 1,319 crore in the nine month period ended December 31, 2000 from Rs. 944 crore in the corresponding period last year. In the same period, fees and commissions increased 63% to Rs. 476 crore from Rs. 293 crore.

Net income was adversely impacted due to depressed market conditions in equity and debt markets compared to the corresponding period last year. Against a gain of Rs. 380 crore in the nine month period ended December 31, 1999 there was a loss of Rs. 55 crore arising from trading and capital gains in the nine month period ended December 31, 2000. If we exclude income from trading and capital gains, income before tax increased 78% to Rs. 841 crore from Rs. 472 crore. Further, operating expenses increased 84% to Rs. 581 crore from Rs. 316 crore on account of the higher expenses in respect of ICICI's retail initiatives and entry into new businesses.


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Total assets as per US GAAP were Rs. 86,089 crore (US$ 18.4 billion) at
December 31, 2000, an increase of 16% compared to December 31, 1999. Stockholders' equity as per US GAAP was Rs. 7,663 crore (US$ 1.6 billion) at December 31, 2000.

Business Operations

During the nine month period ended December 31, 2000, ICICI's approvals aggregated Rs. 44,751 crore, as against Rs. 32,866 crore for the corresponding period in the previous year, thereby registering a 36% growth. During the same period, ICICI's disbursements increased 37% to Rs. 23,501 crore from Rs. 17,176 crore in the nine month period ended December 31, 1999.

ICICI has been able to record healthy business growth while improving the risk profile of its asset portfolio, by continued focus on better-rated corporates, structured infrastructure finance and retail business. ICICI's continued focus on doing business with highly rated corporates was reflected in disbursements to companies rated 'A' and above increasing to 91% of total disbursements in the nine month period ending December 31, 2000 from 82% in the nine month period ended December 31,1999. Similarly, approvals to companies rated 'A' and above increased to 94% from 90%.

Retail Initiatives

ICICI Group's continued strong growth in retail business was driven by its customer-centric strategies. This was reflected in a rapid growth in customer base and retail portfolio. During the nine month period ended December 31, 2000, ICICI's retail business accounted for 6% of total approvals and 9% of total disbursements. With the launch of life insurance products, ICICI Group now offers retail customers a complete range of financial products and services. At present, ICICI Group offers automobile finance loans in 41 cities, home loans in 30 cities, consumer durable loans and personal loans in 21 cities and dealer funding in 26 cities. ICICI has emerged as the clear leader in the automobile finance segment and enjoys preferred financier status with almost all major car manufacturers. ICICI Group has also emerged as a key player in the housing finance market.

Launch of Life Insurance business

Insurance Regulatory and Development Authority (IRDA) approved the commencement of life insurance business of ICICI Prudential Life Insurance Company Limited (ICICI Prudential) on November 24, 2000. ICICI Prudential has a capital of Rs. 150 crore with ICICI holding 74% of the equity and the balance 26% held by Prudential group of the UK.

ICICI Prudential commenced its operations on December 12, 2000 in Mumbai and Delhi. ICICI Prudential has received IRDA's approval for 8 products. Currently, ICICI Prudential has 283 licensed agents and another 1,800 are undergoing training and development. ICICI Prudential has 217 employees.

Reaping returns from ICICI Infotech

With a view to strengthen the existing relationship with Emirates Bank of the UAE, ICICI divested 8% of its stake in ICICI Infotech, the IT and software services arm of ICICI to the Emirates Bank at a company valuation of Rs. 720 crore. ICICI Infotech already has a joint venture with Emirates Bank, which is involved in marketing software products and services in West Asia. ICICI realised Rs. 58 crore from the divestment thereby recovering more than its total equity investment in ICICI Infotech of Rs. 33 crore.

During the quarter, ICICI Infotech also acquired Ajax Software Solutions Ltd., a company specialising in software solutions for treasury operations. ICICI Infotech has also successfully integrated the operations of two technology companies in the United States which were acquired earlier in the year. ICICI Infotech now employs about 950 professionals, of which about 120 are employed in the United States. ICICI Infotech's profit after tax increased significantly to Rs. 21.5 crore in the nine month period ended December 31, 2000 from Rs. 6.5 crore in the nine month period ended December 31,1999.

Asset Quality

ICICI continued its two-pronged approach of tackling the NPA problem through improved quality of incremental disbursements and focus on aggressive settlements. The net NPAs outstanding at December 31, 2000, were Rs. 4,215 crore. ICICI's net NPA ratio declined to 7.2% at December 31, 2000 from 7.6% at March 31, 2000. The trend in gross NPAs in the past few years is given below.


                                                                       Rs. crore
--------------------------------------------------------------------------------
                    Mar 31,      Mar 31,      Mar 31,       Mar 31,      Dec 31,
                     1997         1998         1999          2000         2000
--------------------------------------------------------------------------------
Gross NPAs           2,821       4,212         5,489         6,018        6,460
--------------------------------------------------------------------------------
% increase              48%         49%           30%           10%          7%
--------------------------------------------------------------------------------

There has been an increasing trend by banks and financial institutions in emerging markets to increase their provision cover against the NPAs in view of the rising impact of volatility in the global economy on such markets. The higher provision cover also provides a cushion to the banks and financial institutions in periods when corporates face financial stress on account of slowdown in the economy or other reasons. Thus, despite the slower growth of gross NPAs, ICICI may consider increasing its provision coverage against NPAs to levels above regulatory requirements with a view to bringing down the percentage of net NPAs to around 5% over a period of time.

Capital Adequacy

ICICI's total capital adequacy ratio was 16.7% at December 31, 2000, of which Tier-1 capital accounted for 11.0%.

Public recognition to ICICI

In the last quarter, ICICI received several awards from renowned organisations in recognition of the best practices followed by it in terms of employee welfare, transparency in financial reporting and in discharging its responsibilities as a corporate citizen. The Far Eastern Economic Review in its survey of Asian Companies adjudged ICICI as the fourth among the top 10 leading companies in India. Similarly, Hewitt - the HR consulting firm adjudged ICICI as the fourth best company to work for in India, in a survey done for the Business Today magazine. ICICI also bagged the award for the best presented accounts given by the Institute of Chartered Accountants of India. ICICI has won this award for the second consecutive year in the category of 'Banks and FIs'. Finally, ICICI also received the "Rio Tinto Award for long term commitment" from the Secretary General of the Commonwealth in London recently. The award has been instituted by "Worldaware," a UK based charity organisation, and is given to a Commonwealth based company which has demonstrated consistent commitment over a number of years to involvement in development.

Summary Profit and Loss Statement (Indian GAAP)

                                                                       Rs. crore
--------------------------------------------------------------------------------
                                    Q3:      Q3:     Apr-Dec    Apr-Dec
                                   2000      2001      1999       2000    FY2000
--------------------------------------------------------------------------------
Fund based income                 1,959      2,079    5,671       6,101    7,585
--------------------------------------------------------------------------------
Less: Interest and depreciation
      charges                     1,646      1,760    4,764       5,109    6,381
--------------------------------------------------------------------------------
Net fund based income               313        319      907         992    1,204
--------------------------------------------------------------------------------
Add:  Fees and commissions           65        113      205         381      324
--------------------------------------------------------------------------------
Add:  Dividend income                18          6      101          67      210
--------------------------------------------------------------------------------
Net income from operations          396        438     1213       1,440    1,738
--------------------------------------------------------------------------------
Less: Operating expenses             70         99      205         288      297
--------------------------------------------------------------------------------
Profit from operations              326        339    1,008       1,152    1,441
--------------------------------------------------------------------------------
Less: Provisions and write-offs
for loans & debentures              135        118      324         332      462
--------------------------------------------------------------------------------
Profit before net capital gain /
(loss) & other income               191        221      684         820      979
--------------------------------------------------------------------------------
Add: Net capital gain / (loss)       85         37      180         (3)      294
--------------------------------------------------------------------------------
Add: Other income                     3         20       14          51       34
--------------------------------------------------------------------------------
Profit before tax                   279        278      878         868    1,307
--------------------------------------------------------------------------------
Less: Provision for tax              27         25       86          74      120
--------------------------------------------------------------------------------
Profit after tax (excluding
extraordinary gains)                252        253      792         794    1,187
--------------------------------------------------------------------------------
Add: Extraordinary Gains             19          -       19           -       19
--------------------------------------------------------------------------------
Profit after tax                    271        253      811         794    1,206
--------------------------------------------------------------------------------

Summary Balance Sheet (Indian GAAP)

                                                                       Rs. crore
--------------------------------------------------------------------------------
                                      Dec 31,     Dec 31,     Growth     Mar 31,
                                       1999        2000          %        2000
--------------------------------------------------------------------------------
Net loans and debentures              45,194      54,325       20.2       48,299
--------------------------------------------------------------------------------
Other Investments                      3,114       3,971       27.5        3,075
--------------------------------------------------------------------------------
Current assets                        11,502       6,943      (39.6)       9,171
--------------------------------------------------------------------------------
Fixed assets                           4,432       5,087       14.8        4,499
--------------------------------------------------------------------------------
Miscellaneous expenditure                315         322        2.4          346
--------------------------------------------------------------------------------
Total assets                          64,557      70,648        9.4       65,390
--------------------------------------------------------------------------------
Shareholders' equity and reserves      8,016       8,812        9.9        8,023
--------------------------------------------------------------------------------
Of which : Equity capital                768         785        2.2          783
--------------------------------------------------------------------------------
Preference capital                     1,308         350      (73.2)       1,308
--------------------------------------------------------------------------------
Borrowings                            50,799      57,076       12.4       50,881
--------------------------------------------------------------------------------
Current liabilities                    4,434       4,410       (0.5)       5,178
--------------------------------------------------------------------------------
Total liabilities                     64,557      70,648        9.4       65,390
--------------------------------------------------------------------------------

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "would", "would ensure", "would attempt", "may", "may consider", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "consider", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For press queries please call Madhvendra Das at 91-22-653 6812 or email at das@icici.com

For investor queries please call Sandeep Guhagarkar at 91-22-653 6899 or email at guhagarkar@icici.com


January 25, 2001

END